UNITED STATES OF AMERICA
                  BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

---------------------------------------

IN THE MATTER OF
NATIONAL FUEL GAS COMPANY,                           9th CERTIFICATE
SENECA INDEPENDENCE PIPELINE COMPANY,                PURSUANT TO RULE 24
NIAGARA INDEPENDENCE MARKETING COMPANY,
ET AL.
FILE NO. 70-9117
(Public Utility Holding Company Act of 1935)

---------------------------------------


         This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purpose represented by the Declarations of National Fuel Gas Company ("National"), Seneca Independence Pipeline Company ("Seneca"), and Niagara Independence Marketing Company ("Niagara"), et al., as amended, in the above file and pursuant to the Order, dated March 13, 1998, of the Securities and Exchange Commission with respect thereto ("Order").

         The  following  exhibits  are  attached  to and  made a  part  of  this
Certificate:

         Exhibit A - Income Statement of Seneca for the quarter ended March 31,
                     2000 (Confidential Treatment Requested Pursuant to Rule 104(b)).

         Exhibit B - Balance Sheet of Seneca as of March 31, 2000 (Confidential
                     Treatment Requested Pursuant to Rule 104(b)).

         Exhibit C - Income Statement of Niagara for the quarter ended March 31,
                     2000 (Confidential Treatment Requested Pursuant to Rule 104(b)).

         Exhibit D - Balance Sheet of Niagara as of March 31, 2000 (Confidential
                     Treatment Requested Pursuant to Rule 104(b)).

         Exhibit E - Seneca's Allocated Share of the Profits/Losses of
                     Independence Pipeline Company for the quarter ended March 31, 2000 (Confidential Treatment Requested Pursuant to Rule 104(b)).

         Exhibit F - Niagara's  Allocated Share of the  Profits/Losses of
                     DirectLink Gas Marketing Company for the quarter ended March 31, 2000 (Confidential Treatment Requested Pursuant to Rule 104(b)).


         IN  WITNESS  WHEREOF,  the  undersigned   companies  have  caused  this
Certificate to be executed as of this 19th day of May, 2000.

                                    NATIONAL FUEL GAS COMPANY


                                    By:  /s/ J. R. Peterson
                                       ----------------------------------------
                                       J. R. Peterson
                                       Assistant Secretary


                                    SENECA INDEPENDENCE PIPELINE
                                         COMPANY


                                    By:  /s/ W. E. DeForest
                                       ----------------------------------------
                                       W. E. DeForest
                                       President, Secretary and Treasurer


                                    NIAGARA INDEPENDENCE MARKETING
                                         COMPANY


                                    By:  /s/ W. M. Petmecky
                                       ----------------------------------------
                                       W. M. Petmecky
                                       Secretary